ALLTEL Corporation
Exhibit 12
Statements Re: Computation of Ratios

The following table sets forth certain selected financial information relating to the Company:

	For the years ended December 31,
(Dollars in millions)	2006	2005	2004	2003	2002

Earnings:
Income from continuing operations before income taxes	$1,298.7	$1,160.0	$595.5	$544.6	$539.9
Minority interest in consolidated partnerships	46.6	69.1	80.1	78.6	73.4
Equity earnings in unconsolidated partnerships	(60.1)	(43.4)	(68.5)	(64.4)	(65.8)
Fixed charges	401.7	407.7	413.9	415.8	369.1
Amortization of capitalized interest	11.0	11.1	9.8	8.4	7.2
Distributed income of equity investees	38.2	35.1	78.2	46.6	46.8
	1,736.1	1,639.6	1,109.0	1,029.6	970.6
Less: Interest capitalized	(13.1)	(16.6)	(13.8)	(12.0)	(12.3)
Minority interest in consolidated partnerships	(46.6)	(69.1)	(80.1)	(78.6)	(73.4)
Earnings, as adjusted	$1,676.4	$1,553.9	$1,015.1	$939.0	$884.9

Fixed Charges:
Interest expense	$282.5	$314.5	$333.1	$352.1	$310.2
Interest capitalized	13.1	16.6	13.8	12.0	12.3
Amortization of debt expense	3.9	5.5	7.2	7.0	5.3
Interest portion of operating rents	102.2	71.1	59.8	44.7	41.3
Total fixed charges	$401.7	$407.7	$413.9	$415.8	$369.1

Ratio of earnings to fixed charges	4.17 (1)	3.81 (2)	2.45 (3)	2.26 (4)	2.40 (5)

Fixed charges	$401.7	$407.7	$413.9	$415.8	$369.1
Preferred stock dividends	0.2	0.2	0.1	0.2	0.2
Total fixed charges and preferred stock dividends	$401.9	$407.9	$414.0	$416.0	$369.3

Ratio of earnings to combined fixed charges
and preferred stock dividends	4.17 (1)	3.81 (2)	2.45 (3)	2.26 (4)	2.40 (5)

Notes:
For purposes of this calculation, earnings consist of the sum of income before taxes and adjustments for minority interest in consolidated subsidiaries and income from equity investees, fixed charges, and distributed income of equity investees less amounts for capitalized interest and the minority interest in pretax income of subsidiaries that have not incurred fixed charges.  Fixed charges consist of interest on indebtedness, capitalized interest, amortized expenses related to indebtedness and the portion of rental expense representative of the interest factor.

(1) Income before taxes for 2006 included on a pretax basis integration expenses of $13.7 million related to the acquisitions of Midwest Wireless Holdings, Western Wireless
Corporation ("Western Wireless"), and wireless properties in Illinois, Texas and Virginia.  Excluding these items, the ratio of earnings to fixed charges would have been 3.90 and the ratio of earnings to combined fixed charges and preferred stock dividends would have been 3.89 for 2006.

(2) Income before taxes for 2005 included pretax charges of $14.4 million associated with Hurricane Katrina and three other storms, net of insurance recoveries, a pretax charge of $19.7 million related to a change in accounting for operating leases and $23.0 million of integration expenses incurred in connection with Alltel's exchange of wireless assets with Cingular Wireless LLC ("Cingular"), merger with Western Wireless and the acquisition of wireless properties in Alabama and Georgia.  Income before taxes also included the effect of a special cash dividend of $111.0 million related to Alltel's exchange of certain wireless assets with Cingular.  Alltel also recorded a pretax gain of $75.8 million related to the sale of all of its shares of Fidelity National common stock and incurred $15.0 million of pretax termination fees related to the early retirement of long-term debt and a related interest rate swap agreement.  Excluding these items, the ratio of earnings to fixed charges and the ratio of earnings to combined fixed charges and preferred stock dividends would both have been 3.14 for 2005.

(3) Income before taxes for 2004 included pretax charges of $15.3 million related to a planned workforce reduction and reorganization of the Company's operations.  Income before taxes also included a pretax write-down of $24.8 million in the carrying value of certain corporate and regional facilities to fair value in conjunction with the proposed leasing or sale of those facilities.  Excluding these items the ratio of earnings to fixed charges and the ratio of earnings to combined fixed charges and preferred stock dividends would both have been 2.55 for 2004.

(4) Income before taxes for 2003 included pretax charges of $1.4 million related to the closing of certain call center locations and a pretax write-off of $7.7 million of certain capitalized software development costs with no alternative future use or functionality.  Alltel also recorded a $2.3 million reduction in the liabilities associated with various restructuring activities initiated prior to 2003.  Income before taxes also included pretax write-downs totaling $6.0 million to reflect other-than-temporary declines in the fair value of certain investments in unconsolidated limited partnerships.  Excluding these items, the ratio of earnings to fixed charges and the ratio of earnings to combined fixed charges and preferred stock dividends would both have been 2.29 for 2003.

(5) Income before taxes for 2002 included pretax charges totaling $27.7 million consisting of a charge of $12.4 million incurred in connection with restructuring Alltel's call center and retail store operations, charges of $8.2 million incurred in connection with its acquisition of wireless properties from CenturyTel, Inc. ("CenturyTel"), and write-downs of $7.1 million in the carrying value of cell site equipment.  Income before taxes also included a pretax gain of $22.1 million realized from the sale of a wireless property, partially offset by pretax write-downs of $13.7 million related to investments in marketable securities.  Income before taxes also included a $4.8 million pretax adjustment to reduce the gain recognized from the dissolution of a wireless partnership that was initially recorded in 2001, and a $2.6 million write-down in the carrying value of the investment.  Income before taxes also included net additional interest expense of $26.8 million due to the early issuance of long-term debt to prefund the Company's acquisitions of wireless properties from CenturyTel and wireline properties in Kentucky.  Excluding these items, the ratio of earnings to fixed charges and the ratio of earnings to combined fixed charges and preferred stock dividends would both have been 2.84 for 2002.